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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 26)1


                              CSS INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   178666 10 3
                                 --------------
                                 (CUSIP Number)

                                  June 24, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5224
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

         If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ____

         Note: Schedules filed in paper format shall include a signed original and two copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             (Page 1 of 7 Pages)

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_______________________________________________________________________________

CUSIP No.  178666 10 3              SCHEDULE 13D            (Page 2 of 7 Pages)
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Jack Farber
_______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
_______________________________________________________________________________

    3      SEC USE ONLY
_______________________________________________________________________________

    4      SOURCE OF FUNDS
           PF, OO
_______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
_______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |        128,709 Shares
BENEFICIALLY   |_____|_________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |        1,703,003 Shares
PERSON WITH    |_____|_________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |        128,709 Shares
               |_____|_________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |        1,703,003 Shares
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,081,321 Shares
_______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
_______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                27.5%
_______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
_______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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_______________________________________________________________________________

CUSIP No.  178666 10 3              SCHEDULE 13D            (Page 3 of 7 Pages)
_______________________________________________________________________________

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Delv, L.P.
_______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [x]
_______________________________________________________________________________

    3      SEC USE ONLY
_______________________________________________________________________________

    4      SOURCE OF FUNDS
           AF
_______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
_______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |        1,515,151 Shares
BENEFICIALLY   |_____|_________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |        0 Shares
PERSON WITH    |_____|_________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |        1,515,151 Shares
               |_____|_________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |        0 Shares
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,515,151 Shares
_______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
_______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                20.0%
_______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
_______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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_______________________________________________________________________________

CUSIP No.  178666 10 3              SCHEDULE 13D            (Page 4 of 7 Pages)
_______________________________________________________________________________


This Amendment No. 26 amends the Schedule 13D filed by Jack Farber and Delv, L.P. (collectively, the "Filing Person") with respect to shares of common stock, par value $.10 per share ("Common Stock") of CSS Industries, Inc., a Delaware corporation ("CSS"), as such statement has been amended from time to time.

This Amendment Number 26 is being filed to reflect the transfer of shares of Common Stock directly or indirectly owned by Jack Farber since the last amendment.

Item 4.

         Jack Farber continues to serve as Chairman of CSS and he, and the other entities described below, may from time to time engage in certain transactions involving the acquisition or disposition of Common Stock. Except as set forth below, Jack Farber has no plans or proposals which may relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

         (a) Securities Beneficially Owned by the Person Identified in Items 1 and 2.

         See the answers to row numbers 7 through 12 of the cover page. All percentages are calculated based upon 7,568,975 shares of Common Stock represented by CSS to be issued and outstanding as of the close of business on June 24, 2002.

         (b) Voting and Disposition Power of Securities Beneficially Owned by the Person Identified in Items 1 and 2.

         Jack Farber may be deemed to beneficially own 2,081,321 shares of Common Stock (27.5% of the issued and outstanding Common Stock of CSS). Of that amount, Jack Farber has sole voting and investment power with regard to 128,709 shares of Common Stock, including 9,419 shares of Common Stock owned by the Farber Family 1998 Grantor Retained Annuity Trust, and shared voting and investment power with regard to 1,703,003 shares of Common Stock.

         Jack Farber may be deemed to share voting and investment power as to 1,515,151 shares of Common Stock owned by Delv, L.P., a Delaware limited partnership, the general partner of which is Delv, Inc. (the "General Partner"). The General Partner has the power to vote and dispose of the shares of Common Stock owned by the Partnership. Jack Farber owns all of the outstanding common stock of the General Partner and has the sole ability to appoint and remove directors of the General Partner. Ellen Beth Kurtzman, Jack Farber's daughter, is the sole director of the General Partner and serves as the President, Secretary and Treasurer of the General Partner. In that capacity, Ellen Beth Kurtzman has the power to vote and dispose of shares held by the Partnership. Jack Farber disclaims any beneficial ownership in the shares held by the Partnership for the account of limited partners other than Jack Farber.

         Jack Farber shares voting and investment power as to 132,202 shares of Common Stock owned by a trust for the benefit of David M. Farber, Jack Farber's son, for which Jack

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_______________________________________________________________________________

CUSIP No.  178666 10 3              SCHEDULE 13D            (Page 5 of 7 Pages)
_______________________________________________________________________________


Farber and David M. Farber are co-trustees (the "David Farber Trust"). A majority of the trustees of the David Farber Trust is required to vote or dispose of the shares of Common Stock owned by the David Farber Trust. Jack Farber disclaims any beneficial ownership in the shares held by the David Farber Trust.

         Jack Farber may be deemed to share voting and investment power as to 55,650 shares of Common Stock owned by trusts for the benefit of two of Jack Farber's grandchildren (together, the "Grandchildren Trusts") for which Jack Farber's wife serves as co-trustee with his daughter. Jack Farber disclaims any beneficial ownership in the shares held by the Grandchildren Trusts.

         The shares referenced as being beneficially owned by Jack Farber do not include shares owned by the Farber Family Foundation, Inc. (the "Farber Family Foundation") and the Farber Foundation, Inc. (the "Farber Foundation") which were inadvertently included in past filings. Jack Farber, his spouse, his son and his daughter are members, officers and directors of the Farber Familiy Foundation. Jack Farber and certain other directors and officers of CSS are members, directors or officers of the Farber Foundation. As a matter of policy, the Farber Foundation and the Farber Family Foundation, both of which are charitable foundations, will not vote the shares of Common Stock that they own. Jack Farber disclaims any beneficial ownership in the shares held by the Farber Foundation and the Farber Family Foundation.

         The shares referenced as being beneficially owned by Jack Farber includes shares owned by the David Farber Trust and the Grandchildren Trusts which were inadvertently omitted from past filings. As indicated above, Jack Farber disclaims any beneficial ownership in the shares held by the David Farber Trust and the Grandchildren Trusts. In addition, the shares referenced as being beneficially owned by Jack Farber includes 249,609 shares held directly by Jack Farber's wife, as to which Jack Farber disclaims beneficial ownership.

         (c) Transactions Effected since December 31, 2001.

         Jack Farber and certain of the entities described above engaged in dispositions of Common Stock since December 31, 2001, as described below.

         In February 2002, the Farber Family Foundation gifted 50,000 shares of Common Stock to a charitable institution.

         In February 2002, the David Farber Trust sold 400 shares of Common Stock at a price of $26.95 per share, 200 shares of Common Stock at a price of $27.00 per share, 5,400 shares of Common Stock at a price of $26.90 per share, 100 shares of Common Stock at a price of $26.96 per share and 3,400 shares of Common Stock at a price of $27.00 per share.

         In March 2002, the David Farber Trust sold 3,500 shares of Common Stock for a price of $29.00 per share.

         In March 2002, the Farber Foundation sold 1,000 shares of Common Stock for a price of $31.30 per share, 1,900 shares of Common Stock for a price of $31.10 per share, 100 shares of Common Stock for a price of $31.13 per share, 1,000 shares of Common Stock for a price of $31.05 per share, 1,200 shares of Common Stock for a price of $31.13 per share, 2,000

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_______________________________________________________________________________

CUSIP No.  178666 10 3              SCHEDULE 13D            (Page 6 of 7 Pages)
_______________________________________________________________________________


shares of Common Stock for a price of $31.12 per share, 5,000 shares of Common Stock for a price of $31.26 per share, 5,000 shares of Common Stock for a price of $31.20 per share and 7,800 shares of Common Stock for a price of $31.35.

         In June 2002, Jack Farber sold 400,000 shares of Common Stock to CSS for a price of $33.00 per share.

         In June 2002, Jack Farber's wife sold 430,000 shares of Common Stock to CSS for a price of $33.00 per share.

         In June 2002, the David Farber Trust sold 105,000 shares of Common Stock to CSS for a price of $33.00 per share.



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_______________________________________________________________________________

CUSIP No.  178666 10 3              SCHEDULE 13D            (Page 7 of 7 Pages)
_______________________________________________________________________________


                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


                                           /s/ Jack Farber
                                           -----------------------------------
                                           Jack Farber



                                           DELV, L.P.

                                           By:  DELV, INC., its General Partner


                                           By: /s/ Ellen Beth Farber
                                               ----------------------
                                               Ellen Beth Kurtzman
                                               President

Date: June 27, 2002